press release

ArcelorMittal announces publication of its Half-Year Report 2014 and Recast of its 2013 Annual Report on Form 20-F

Luxembourg, 5 August 2014 – ArcelorMittal has published today its Half-Year Report for the six month period ended 30 June, 2014 (“HY Report”). As a result of the announcement on 11 December 2013 of changes to its organisational structure, ArcelorMittal has modified the structure of its segment information. The HY Report contains recast financial information for the year ended 31 December 2013 to reflect the retrospective application of the new segment information. This recast 2013 financial information updates without replacing the 2013 Annual Report published on 25 February 2014 (the “Annual Report”) which is still available on the electronic database of the Luxembourg Stock Exchange (http://www.oam.lu/) and on http://corporate.arcelormittal.com/ under "Investors > Financial reports > Annual reports".

In addition, ArcelorMittal has filed with the U.S. Securities and Exchange Commission (www.sec.gov) on Form 6-K a recast of its 2013 annual report on Form 20-F to reflect the retrospective application of the same new segment information.

Both reports published today are available on http://corporate.arcelormittal.com/ under Investors > Financial reports > Half-year reports and on the electronic database of the Luxembourg Stock Exchange (http://www.bourse.lu/).